EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
(in thousands)	2009	2008	2007	2006	2005	2004
Ratio 1 — Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(885,201)	(652,421)	527,674	645,538	563,340	489,979
Fixed charges	274,987	787,227	1,095,972	895,696	535,408	303,451

Total	$(610,214)	134,806	1,623,646	1,541,234	1,098,748	793,430

Fixed Charges:
Interest on deposits	$249,009	667,453	912,472	746,669	408,405	216,682
Interest on short-term borrowings	1,886	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	20,141	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor
(1/3) of expense	3,951	7,540	6,516	5,019	4,362	3,962

Total fixed charges	$274,987	787,227	1,095,972	895,696	535,408	303,451

Ratio of earnings to fixed charges	(2.22x )	0.17x	1.48x	1.72x	2.05x	2.61x

Ratio 1 — Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	$(885,201)	(652,421)	527,674	645,538	563,340	489,979
Fixed charges	25,978	119,774	183,500	149,027	127,003	86,769

Total	$(859,223)	(532,647)	711,174	794,565	690,343	576,748

Fixed Charges:
Interest on short-term borrowings	$1,886	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	20,141	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor
(1/3) of expense	3,951	7,540	6,516	5,019	4,362	3,962

Total fixed charges	$25,978	119,774	183,500	149,027	127,003	86,769

Ratio of earnings to fixed charges	(33.08x )	(4.45x )	3.88x	5.33x	5.44x	6.65x